SCHEDULE 14A
                                 (RULE 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

           PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)


Filed by the registrant  [_]
Filed by party other than the registrant  [X]

Check the appropriate box:

[X]  Preliminary proxy statement         [_]  Confidential, for Use of the
[_]  Definitive proxy statement               Commission Only (as permitted by
[_]  Definitive additional materials          Rule 14a-6(e)(2))
[_]  Soliciting material pursuant to
     Rule 14a-11(c) or Rule 14a-12

                                NSS BANCORP, INC.
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        BASSWOOD FINANCIAL PARTNERS, L.P.
                   (NAME OF PERSON(S) FILING PROXY STATEMENT)

Payment of filing fee (Check the appropriate box):

     [X]  No fee required.

     [_]  Fee computed on table below per Exchange Act Rules 14a-6(i)4 and 0-11.

          (1)  Title of each class of securities to which transaction applies:

          (2)  Aggregate number of securities to which transaction applies:

          (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

          (4)  Proposed maximum aggregate value of transaction:

          (5)  Total fee paid:

     [_]  Fee paid previously with preliminary materials.

     [_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          (1)  Amount Previously Paid:

          (2)  Form Schedule or Registration Statement No.:

          (3)  Filing Party:

          (4)  Date Filed:

          PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED JUNE 4, 1998


                        BASSWOOD FINANCIAL PARTNERS, L.P.
                                52 Forest Avenue
                            Paramus, New Jersey 07652

                                                                    [DATE], 1998

Dear Fellow NSS Shareholder:


         The past few years have seen the stock market perform far above most people's expectations. In the midst of this environment, the value of NSS stock has also risen. However, we should not rely on the current exuberance of the market to continue forever. As owners (together with our affiliates) of approximately 9.90% of the outstanding common shares of NSS, we are deeply concerned about the performance of management and the future value of NSS stock in the uncharted years leading up to the year 2000 and beyond.


         We believe that NSS shareholders are in a position to take advantage of the spectacular merger activity in the banking industry over the past several years. Now is the time to act! This is an excellent opportunity for NSS to actively explore the possibilities of achieving the sale of the company in order to maximize shareholder value. There is no assurance that we will continue to experience the rapid pace of merger activity we have seen in recent years. Nor is there any assurance that the value of NSS stock will remain at or exceed its current level if the opportunity to merge is missed.

         For these reasons, we are asking for your support for the election of three independent director nominees for the NSS board at the [DATE] Annual Meeting. We also are soliciting in favor of a shareholder proposal, which we understand will be included in NSS's proxy materials for the Annual Meeting, that, if adopted, would request management to take the necessary steps to achieve the sale of the company on terms most favorable to shareholders. We believe that NSS shareholders have an opportunity now to maximize, as well as lock-in and secure the recent appreciation of, the value of their NSS shares through such a sale. We urge you to sign and return the enclosed WHITE proxy card in the envelope provided.

                                  THE NOMINEES

         If elected, our proposed nominees would constitute three out of eight directors on the NSS board. Our nominees are successful businessmen with expertise in the financial services industry who can provide guidance in a time of rapid evolution of the banking industry. You should also know that Messrs. Schoellkopf and Zoffinger are truly independent nominees in that neither is affiliated with Basswood Financial Partners or any of our affiliates, nor is either committed to any agenda set by us. We believe that after you have reviewed each of the nominee's qualifications, you will agree that they have the knowledge and experience to represent the interests of the company and of all shareholders.

     Wolfgang Schoellkopf currently is a principal of the Ramius Capital Group, an investment management company. Mr. Schoellkopf is also a director of SLM Holding Corporation. From 1996 to 1997, Mr. Schoellkopf was Vice Chairman of First Union National Bank in Newark, New Jersey.

     Prior thereto, he was Vice Chairman and Chief Financial Officer of First Fidelity Bancorporation (which was merged into First Union Corporation in
     1996). Mr. Schoellkopf is also a member of the Board of the Inner-City Scholarship Fund at MaryMount University.

     George R. Zoffinger currently is the President and Chief Executive Officer of Constellation Capital Corp., an investment management company. Mr. Zoffinger is also a director of New Jersey Resources Corporation and Camelot Music Holding, Inc. From 1995 to February 1998, Mr. Zoffinger was the President and Chief Executive Officer of Value Property Trust, a real estate investment trust (REIT) which was recently sold to Wellsford Properties. From 1994 to 1996, Mr. Zoffinger was the Chairman of CoreStates New Jersey National Bank. From 1991 to 1994, he was the President and Chief Executive Officer of Constellation Bancorp (which was merged into CoreStates Financial Corp and, thereafter, into First Union Corporation). Prior to that, Mr. Zoffinger served as the Commissioner of Commerce and Economic Development for the State of New Jersey and he was appointed by President Clinton to serve as a delegate to the White House Conference on Small Business.

     Bennett Lindenbaum has been a money manager for Basswood Partners, L.P. and the Vice President of Basswood Management, Inc. since 1993. Both Basswood Partners and Basswood Management oversee and manage the investment of other affiliates which primarily invest in banks, bank holding companies and thrift institutions. Prior to that, Mr. Lindenbaum was the Vice President of Investments for MGS Corporation, a company involved in propane gas distribution, a bank analyst at SNL Securities, and a financial analyst in the Investment Banking Group at Shearson Lehman Brothers.

                              --------------------

         If you wish to elect independent nominees pledged to protect to secure the interests of NSS and of all shareholders, and believe that NSS management should seriously explore all options to maximize shareholder value, including the sale of the company, please sign, date and return the enclosed WHITE proxy card in the envelope provided. If you have already returned a proxy card to NSS, you may revoke that vote by sending us a later-dated WHITE proxy card. Only your latest dated proxy counts.

         If you have any questions, please contact Beacon Hill Partners, who are assisting us in the solicitation, toll-free at 1-800-755-5001 or collect at 212-843-8500.

         Thank you for your time and consideration in this matter.


                                             Sincerely yours,

                                             BASSWOOD FINANCIAL PARTNERS, L.P.


                                             Matthew Lindenbaum

          PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED JUNE 4, 1998



                               PROXY STATEMENT IN
                        OPPOSITION TO THE SOLICITATION BY
                             THE BOARD OF DIRECTORS
                              OF NSS BANCORP, INC.
                                       OF
                        BASSWOOD FINANCIAL PARTNERS, L.P.

                               ------------------


                    1998ANNUAL MEETING OF SHAREHOLDERS To Be
                              Held on [DATE], 1998

                               ------------------



To Our Fellow Shareholders of NSS Bancorp, Inc.:

         This proxy statement (the "Proxy Statement") and the enclosed WHITE proxy card are being furnished to holders of shares of common stock, par value $.01 per share (the "Shares"), of NSS Bancorp, Inc., a Connecticut corporation ("NSS" or the "Company"), of record on [DATE], 1998 (the "Record Date"), by Basswood Financial Partners, L.P. ( "Basswood") in connection with the solicitation of proxies by Basswood for use at the Annual Meeting of Shareholders of the Company (the "Annual Meeting"). The Annual Meeting is currently scheduled by NSS to be held on [DAY], [DATE], 1998, but may be adjourned or postponed. The Annual Meeting will be held at [LOCATION], [ADDRESS], at [TIME] E.D.S.T. This Proxy Statement and the accompanying WHITE proxy card are first being sent to shareholders on or about [DATE], 1998. The mailing address of NSS is 48 Wall Street, P.O. Box 28, Norwalk, Connecticut 06852.

         Basswood is seeking your proxies in support of:

     o the election of three independent nominees (the "Nominees") to the Board of Directors (the "Board") of NSS; and

     o the adoption of a shareholder proposal, which we understand will be included in NSS's proxy materials for the Annual Meeting, that requests the Board to immediately take the necessary steps to achieve a sale, merger or other acquisition of the Company on terms most favorable to shareholders (the "Shareholder Proposal").

         We believe that a Board that includes the Nominees will better represent the interests of the Company and of all the Company's shareholders than a Board composed entirely of incumbents nominated by the Company's existing management. The Nominees are both independent of NSS management and have not been previously tied to NSS in any manner and therefore, we believe, should be able to bring new ideas and insights to NSS management and the Board. Moreover, Messrs. Schoellkopf and Zoffinger are truly independent nominees in that neither is affiliated with Basswood or any of our affiliates, nor is either committed to any agenda set by us. The Nominees are successful businessmen with expertise in the financial services industry who, we believe, can provide valuable insight and guidance in a time of rapid evolution of the banking industry. Additionally, the Nominees are opposed to any programs, in general, which may adversely affect shareholder value or serve to entrench management and have indicated their openness to steps, such as seeking buyers for NSS, intended to enhance shareholder value.

         We also believe that shareholders are in a position to take advantage of the spectacular merger activity in the banking industry over the past several years. Now is the time to act! This is a perfect time for the Company legitimately to explore the possibilities of achieving the sale of the Company in order to maximize shareholder value. There is no assurance that we will continue to experience the rapid pace of merger activity we have seen in recent years. Nor is there any assurance that the value of NSS stock will remain at or exceed its current level if the opportunity to merge is missed. We have included a space for adopting the Shareholder Proposal on our proxy card in the interest of simplifying the proxy process for the shareholders of NSS.

         We have also included a space for ratifying the appointment of the independent auditor for the coming year on our proxy card in the interest of simplifying the proxy process for the shareholders of NSS. This way, all you need to do in order to vote for a full slate of directors and express a view with respect to the Shareholder Proposal and the independent auditor is sign, date and return the enclosed WHITE proxy card. You do not need to do anything with the [COLOR] proxy card sent to you by the management of NSS.

         According to the Company's articles of incorporation and by-laws, NSS currently has a total of eight directors constituting the entire Board, divided into three classes, CLASS I consisting of three directors, CLASS II consisting of three directors, and CLASS III consisting of two directors. The articles of incorporation provide for each class of directors to be elected for three-year terms on a staggered basis. At the Annual Meeting, three Class I directors are to be elected to serve until the 2001 annual meeting of shareholders and until their respective successors have been elected. The three nominees for director receiving the highest number of votes will be elected to the Board.


         Basswood and its affiliates currently beneficially own 234,971 Shares (approximately 9.90% of the outstanding Shares). Information concerning Basswood, its affiliates and the beneficial ownership of Shares is set forth in "INFORMATION CONCERNING BASSWOOD AND RELATED PERSONS" and Appendices A and B hereto. The principal executive offices of Basswood are located at 52 Forest Avenue, Paramus, New Jersey 07652, telephone number (201) 843-3644. Shareholders who have questions concerning this solicitation should contact Beacon Hill Partners, Inc. ("Beacon Hill Partners") toll-free at 1-800-755-5001 or collect at (212) 843-8500.


         PLEASE REVIEW THIS PROXY STATEMENT CAREFULLY. YOUR VOTE IS IMPORTANT. PLEASE VOTE FOR THE ELECTION OF THE NOMINEES AND FOR THE ADOPTION OF THE SHAREHOLDER PROPOSAL BY SIGNING, DATING AND MAILING THE ENCLOSED WHITE PROXY CARD TODAY. PROPERLY EXECUTED PROXIES WILL BE VOTED AS DIRECTED BY BASSWOOD. IF YOU SIGN AND RETURN THE WHITE PROXY CARD BUT DO NOT CHECK ANY OF THE BOXES, YOUR PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEES, VOTED FOR THE ADOPTION OF THE SHAREHOLDER PROPOSAL AND ABSTAINED WITH RESPECT TO THE ELECTION OF AUDITORS. HOLDERS OF RECORD OF SHARES AS OF THE RECORD DATE ARE URGED

TO SUBMIT WHITE PROXY CARDS EVEN IF SUCH SHARES HAVE BEEN OR WILL BE SOLD AFTER THE RECORD DATE. SEE "VOTING AND PROXY PROCEDURES" BELOW.

         DO NOT MAIL ANY [COLOR] PROXY CARDS IF YOU WISH TO VOTE FOR THE NOMINEES AND THE SHAREHOLDER PROPOSAL. IF YOU HAVE ALREADY SENT A [COLOR] PROXY TO THE BOARD OF NSS, YOU HAVE THE RIGHT TO REVOKE THAT PROXY AND VOTE FOR THE NOMINEES AND THE SHAREHOLDER PROPOSAL BY SIGNING, DATING AND MAILING A LATER DATED WHITE PROXY CARD.

         Any proxy given in connection with the Annual Meeting may be revoked at any time prior to the voting thereof at the Annual Meeting by filing a written notice of revocation with the Secretary of NSS or with the presiding officer of the Annual Meeting, by executing and delivering a later dated proxy, or by voting in person at the Annual Meeting.

         There is no limit on the number of times that a shareholder may revoke his or her proxy prior to the Annual Meeting. ONLY THE LATEST DATED, PROPERLY SIGNED PROXY CARD THAT YOU SEND IN WILL COUNT. MAKE SURE THAT CARD IS A WHITE CARD!


                            REASONS FOR SOLICITATION

INTRODUCTION

         As a significant shareholder of NSS, Basswood is deeply concerned over the way in which the Company is being managed by its current executives and its current Board.


         With the addition of new directors, we believe that the likelihood will increase that the Company's financial and operational performance can be improved, shareholder value can be enhanced and the best interests of the shareholders can be accorded the appropriate attention. The Nominees are successful businessmen with expertise in the financial services industry who can provide valuable guidance in a time of rapid evolution of the banking industry. Although the Nominees, if elected, will not constitute a majority of the Board, we believe that their expertise and guidance will contribute to, augment and beneficially influence the ability of the Board to manage NSS in this time of rapid evolution. They are dedicated to supporting measures which can improve the Company's performance and returns to shareholders. Most importantly, the Nominees have expressed their openness to seeking buyers for the Company. Accordingly, given the recent proliferation of mergers and acquisitions in the banking industry and the ability of shareholders to obtain substantial premiums in such transactions, we are further convinced that the time is now for the Board to seriously explore the possibility of achieving a sale, merger or other acquisition of the Company on terms most favorable to shareholders. Seize the day! We are concerned that the Board is allowing a major opportunity to pass, and that at some time in the near future current premium levels will no longer be available to NSS shareholders.


BACKGROUND OF SOLICITATION

         Since Basswood and its affiliates first acquired Shares in January 1995, representatives of Basswood have met with representatives of NSS on several occasions, including meetings with Robert T. Judson, a director and the President and Chief Executive Officer of NSS, and John L. Segall, a director of NSS.

Discussions regarding areas of needed improvement relating to the Company's performance focused on operating efficiency and core profitability. Furthermore, the Company's current and prospective financial performance and results of operations were discussed, and the Basswood representatives attempted to evaluate whether the Company's management would pursue opportunities for the acquisition of the Company by another financial institution or other purchaser if any such party indicated a willingness to pursue such a transaction. As a result of such meetings, Basswood formed a belief that management had no workable plan for maximizing shareholder value and was effectively unwilling to entertain the prospect of the sale of the Company.

         On November 13, 1997, Basswood Partners, L.P. ("Basswood Partners"), the general partner of Basswood, wrote to the Board stating its disappointment in the financial results of the Company. Basswood Partners also stated its belief that larger financial institutions might have a serious interest in purchasing the Company. That belief was based, among other things, on the observation that recently announced acquisitions throughout the nation, and particularly in Connecticut, such as the Webster Financial Corporation/Eagle Financial Corporation and People's Bank of Bridgeport/Norwich Financial Corporation mergers, had provided, or were to provide, shareholders of target institutions with substantial premiums. Basswood Partners also stated that it intended to communicate with other shareholders of the Company regarding methods to improve the Company's future financial performance and to enhance shareholder value. In addition, Basswood Partners requested the right to inspect and copy certain records of the Company, including the record of shareholders of the Company. However, the Company refused to provide Basswood Partners any access to such records. Consequently, Basswood Partners was forced to take appropriate measures to enforce its right as a shareholder by filing an action to compel the Company to grant it access to such records. On February 6, 1998, the Superior Court of the State of Connecticut issued an order granting Basswood Partners access to such records. Subsequently, the record of shareholders of the Company was provided to Basswood Partners and the Company agreed to provide to Basswood Partners a non-objecting beneficial shareholder list (a NOBO list) if and when obtained by the Company prior to the Annual Meeting.

         On or about March 13, 1995, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum filed a statement on Schedule 13D (as originally filed under cover of a Form F-11 with the Federal Deposit Insurance Corporation, the "Schedule 13D") with the Commission disclosing the extent of such their beneficial ownership of outstanding Shares. The Schedule 13D was amended on or about January 18, 1996, May 13, 1996 and November 14, 1997 to reflect changes in such beneficial ownership. The Schedule 13D was amended on November 14, 1997, January 5, 1998, February 10, 1998 and February 24, 1998 to disclose the developments described above. On April 13, 1998, the Schedule 13D was amended, indicating that Basswood may solicit proxies from other shareholders for either the election of the Nominees or the adoption of the Shareholder Proposal, or both.

         On April 13, 1998, Basswood sent a letter, dated April 9, 1998, to NSS nominating Bennett Lindenbaum, Wolfgang Schoellkopf and George R. Zoffinger for election as directors. As management of NSS has not seen fit to include any of the Nominees in their proposed slate for election, we determined to propose our own slate and to proceed with the solicitation of proxies in favor of election of the Nominees.

REASONS

         We believe that a Board that includes the Nominees will better represent the interests of the Company and of all the Company's shareholders than a Board composed entirely of incumbents nominated by the Company's existing management. The Nominees are both independent of NSS management and have not been previously tied to NSS in any manner and therefore should be able to bring new, unbiased ideas and fresh insights to NSS management and the Board. By contrast, the three incumbent directors currently proposed by management for re-election include Charles F. Howell, an officer and a director of NSS for thirteen years and four years, respectively, and Herbert L. Jay and Alan R. Staack, directors of NSS for ten years and four years, respectively. Additionally, Mr. Jay is the President of H. L. Jay Associates, which arranges advertising, assists in public relations and provides marketing consulting for NSS. The other five incumbent directors, including Robert T. Judson, the President and Chief Executive Officer of NSS, have also held their positions as directors of NSS for at least thirteen years (excluding Brian A. Fitzgerald, who has been a director for four years). Additionally, Donald St. John, the Chairman of the Board, is a partner of Clifford St. John & Sons, which leases office space to NSS. As you can see, at least half of the Board is composed of members of management and other individuals who may have a real interest in making sure that NSS continues to do business as usual.

         We believe it is time for fresh faces and a new, impartial perspective! We believe a balanced Board, with new and qualified members, will be able to better guide NSS. Furthermore, Messrs. Schoellkopf and Zoffinger are truly independent nominees in that neither is affiliated with Basswood or any of our affiliates, nor is either committed to any agenda set by us.

         The Nominees are successful businessmen with expertise in the financial services industry who, we believe, can provide valuable insight and guidance in a time of rapid evolution of the banking industry. Although the Nominees, if elected, will not constitute a majority of the Board, we believe that their expertise and guidance will contribute to, augment and beneficially influence the ability of the Board to manage NSS in this time of rapid evolution. See "NOMINEES". The Nominees are opposed to any programs, in general, which may adversely affect shareholder value or serve to entrench management -- such as staggered boards and golden parachutes -- and are committed to exploring all strategic alternatives for the Company to enhance shareholder value, including their openness to seeking buyers for NSS. If elected, we expect the Nominees to focus on improving the operating efficiency and core profitability of NSS. For these reasons, we believe that the election of the Nominees could enhance the Company's financial and operational performance and ability to provide greater value for shareholders.

         We also believe that shareholders are in a position to take advantage of the spectacular merger activity in the banking industry over the past several years. Now is the time to act! This is an attractive time for the Company legitimately to explore the possibilities of achieving the sale of the Company in order to maximize shareholder value. There is no assurance that we will continue to experience the rapid pace of merger activity we have seen in recent years. Nor is there any assurance that the value of NSS stock will remain at or exceed its current level if the opportunity to merge is missed. This is an ideal opportunity for shareholders to maximize, as well as lock-in and secure the recent appreciation of, the value of their NSS Shares. See "THE SHAREHOLDER PROPOSAL".


         Moreover, we believe that the underlying fundamentals of the Company have been unacceptable compared to other New England banks and thrifts and, in our opinion, provide a compelling case for the election of the Nominees and the adoption of the shareholder proposal. Basswood has assembled from published sources the following data on New England banks and thrifts to compare against the Company:

    TABLE A. OPERATING PERFORMANCE OF THE COMPANY AND COMPARABLE INSTITUTIONS
    -------------------------------------------------------------------------

                      N.E. THRIFTS (AVG.)         N.E. BANKS (AVG.)         NSS
                      -------------------         -----------------         ---
--------------------------------------------------------------------------------
   CORE ROAA                0.94%                      1.34%               0.63%
--------------------------------------------------------------------------------
  STATED ROAE              13.11%                     19.59%              12.04%
--------------------------------------------------------------------------------
   CORE ROAE               11.96%                     18.88%               7.35%
--------------------------------------------------------------------------------
STATED-CORE GAP             1.15%                      0.71%               4.70%
--------------------------------------------------------------------------------
Sources: SNL Quarterly Thrift Digest, March 1998, SNL Quarterly Bank Digest, March 1998, the Company's January 29, 1998 press release and the Company's 1997 Annual Report on Form 10-K. All figures are for the quarter ended December 31, 1997, but have been annualized for comparative purposes. The Stated and Core ROAE for New England Banks are based upon average common equity. The numbers for NSS include an estimated normalized loan loss provision of 20 basis points.

     o The CORE ROAA (return on average assets) is the ratio of core earnings to assets expressed as a percentage. Core earnings is defined as net income before extraordinary items less the after tax portions of gain on sale and non-recurring items. The figure focuses on the most stable and recurring income statement items.

     o The STATED ROAE (return on average equity) is equal to net income as a percentage of average common equity.

     o The CORE ROAE takes core earnings as a percentage of average common equity.

     o The STATED-CORE GAP is the difference between Stated ROAE and Core ROAE. The substantial Stated-Core Gap for NSS is more than 6.6 times the average gap among New England banks and 4.0 times the average gap among New England thrifts.

         Finally, we believe that the recent rise in the price of the Company's stock reflects optimistic speculation that the Company will be taken over, and, in our opinion, is not a realistic assessment of the Company's value as an independent concern. For example, since November 14, 1997, each and every filing by Basswood Partners of an amendment to its Schedule 13D relating to its attempt to communicate with other shareholders has been followed by a rise in the Company's stock price. By contrast, each and every filing by the Company of a Current Report on Form 8-K or Annual Report on Form 10-K since November 14, 1997 has been followed by ambivalent or declining share prices.



                                  THE NOMINEES

         We recommend that you vote FOR electing the following Nominees: Bennett Lindenbaum, Wolfgang Schoellkopf and George R. Zoffinger. Each Nominee is independent of NSS and is committed to explore all strategic alternatives for the Company to enhance shareholder value. Moreover, Messrs. Schoellkopf and Zoffinger are truly independent nominees in that neither is affiliated with Basswood or any of our affiliates, nor is either committed to any agenda set by us.

         The Nominees have furnished the following information below concerning their principal occupations, employment history and other matters. Each of the Nominees is a citizen of the United States. Please see Appendix A for further information regarding the Nominees.

     Bennett Lindenbaum is 35 years old and, from 1993 to present, has been a money manager for Basswood Partners and the Vice President for Basswood Management, Inc., a Delaware corporation ("Basswood Management"), of which he and Matthew Lindenbaum are the sole stockholders, directors and officers. Both Basswood Partners and Basswood Management oversee and manage the investments of other affiliates which primarily invest in banks, bank holding companies and thrift institutions. Prior to that, Mr. Lindenbaum was the Vice President of Investments for MGS Corporation, a company involved in propane gas distribution. Additionally, Mr. Lindenbaum worked as a bank analyst at SNL Securities and in Bankers Trust's Real Estate Finance Group where he helped structure financing and sales of commercial real estate. He also spent two years as a financial analyst in the Investment Banking Group at Shearson Lehman Brothers. At Shearson, Mr. Lindenbaum analyzed and structured acquisitions of commercial real estate and operating companies in various industries, including one of the first government assisted acquisitions of a failed savings and loan. Bennett Lindenbaum graduated Phi Beta Kappa and Summa Cum Laude from Brandeis
     University in 1986 and received his MBA in 1991 from the Wharton Graduate School of Business of the University of Pennsylvania.

     Wolfgang Schoellkopf is 65 years old and, from 1997 to present, has been a principal of the Ramius Capital Group, LLC, an investment management company. Mr. Schoellkopf is also currently a director of SLM Holding Corporation (SallieMae). From 1996 to 1997, Mr. Schoellkopf was Vice Chairman of First Union National Bank in Newark, New Jersey. From 1990 to 1996, he was Vice Chairman and Chief Financial Officer of First Fidelity Bancorporation (which was merged into First Union Corporation in 1996). Prior thereto, he was an Executive Vice President at Shearson Lehman Hutton, Inc., Executive Vice President and Treasurer at Chase Manhattan Bank, a Lecturer in Economics at Princeton University and an Instructor in Economics at Cornell University. Mr. Schoellkopf is also a member of the board of the Inner-City Scholarship Fund at MaryMount University. He was educated at the University of California, Berkeley, the University of Munich and Cornell University.

     George R. Zoffinger is 50 years old and currently is the President and Chief Executive Officer of Constellation Capital Corp., an investment management company. From 1995 until 1998, Mr. Zoffinger served as President and Chief Executive Officer of Value Property Trust, a publicly owned real estate investment trust (REIT) trading on the New York Stock Exchange which was recently sold to Wellsford Properties. Mr. Zoffinger served as Chairman of CoreStates New Jersey National Bank from 1994 to 1995, Mr. Zoffinger also served as President and Chief Executive Officer of Constellation Bancorp and its principal subsidiary, Constellation Bank, N.A. from 1991 through 1994, when Constellation merged into CoreStates Financial Corp. Prior to assuming the leadership of Constellation Bancorp, Mr. Zoffinger was appointed by the Governor to serve as the Commissioner of Commerce and Economic Development for the State of New Jersey. As Commissioner, he was responsible for the State's Economic Development International Trade, Small Business Development, Urban Revitalization, and Travel and Tourism programs. In that capacity, Mr. Zoffinger served as Chairman of the New Jersey Economic Development Authority, Chairman of the New Jersey Council on Job Opportunities, and was a member of the New Jersey Department of Banking Credit Crunch Task Force. During his tenure as Commissioner, he spearheaded the effort to bring the World Cup 1994 games to New Jersey. As a result of his work to secure the games in New Jersey, Mr. Zoffinger was appointed Chairman of New Jersey's Host Committee for the 1994 World Cup Soccer games.

     Mr. Zoffinger was appointed by President Clinton to serve as a delegate to the White House Conference on Small Business. Also, Mr. Zoffinger was appointed to the New Jersey Council of Economic Advisors (CEA), a council which serves to advise the Governor on the course of New Jersey's economy. He, currently, serves as Chairman of the New Brunswick Development Corporation and is a board member of The Multicare Companies Inc., New Jersey Resources Corporation, the New Jersey Alliance for Action and the New Jersey World Trade Council. He is also a member of the Board of Trustees of St. Peter's Medical Center, Woodbridge Economic Development Corporation and the Public Affairs Research Institute of New Jersey, Inc.
     (PARI). Mr. Zoffinger was awarded a Master's degree in Finance from New York University in 1971 and was graduated with honors from the Pennsylvania State University with a Bachelors degree in Business in 1970.

         Except as set forth in this Proxy Statement or the Appendices hereto, to the best of our knowledge, none of the persons participating in this solicitation on our behalf, nor their respective associates, nor any of the Nominees (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially,
(iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party, (vii) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

         None of the corporations or other entities in which any of the Nominees have conducted their principal occupations or employment was a parent, subsidiary or other affiliate of the Company. None of the Nominees holds or has held any position or office with the Company, has any family relationship with any executive officer or director of the Company or each other, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation.

         EACH OF THE NOMINEES HAS CONSENTED TO SERVE AS DIRECTOR AND HAS PLEDGED TO REPRESENT THE INTERESTS OF THE COMPANY AND OF THE SHAREHOLDERS AS A WHOLE TO THE EXTENT THE LAW ALLOWS. MESSRS. SCHOELLKOPF AND ZOFFINGER HAVE EACH BEEN PAID A FEE OF APPROXIMATELY $10,000, IN THE FORM OF 220 SHARES, BY BASSWOOD AND ITS AFFILIATES TO COMPENSATE THEM FOR THEIR TIME AND EFFORTS REQUIRED AS NOMINEES FOR ELECTION AS DIRECTORS OF THE COMPANY. MESSRS. SCHOELLKOPF AND ZOFFINGER ARE NOT AFFILIATED WITH BASSWOOD OR ANY OF OUR AFFILIATES, NOR IS EITHER COMMITTED TO ANY AGENDA SET BY US.

         BY INCLUDING THREE NOMINEES, WE HAVE ENABLED SHAREHOLDERS TO VOTE FOR A FULL SLATE OF DIRECTORS BY SIGNING, DATING AND RETURNING ONLY THE WHITE PROXY CARD ENCLOSED WITH THIS PROXY STATEMENT. BASSWOOD URGES YOU TO SUPPORT THE ELECTION OF THE NOMINEES BY SIGNING, DATING AND RETURNING THE WHITE PROXY CARD. YOU SHOULD NOT RETURN THE [COLOR] PROXY CARD PROVIDED BY MANAGEMENT IF YOU

WISH TO SUPPORT THE NOMINEES. IF YOU HAVE ALREADY SENT A [COLOR] PROXY TO THE BOARD OF NSS, YOU HAVE THE RIGHT TO REVOKE THAT PROXY AND VOTE FOR THE NOMINEES BY SIGNING, DATING AND MAILING A LATER DATED WHITE PROXY CARD.


                            THE SHAREHOLDER PROPOSAL

         Basswood is also soliciting the shareholders in favor of the Shareholder Proposal, which we understand will be included in NSS's proxy materials for the Annual Meeting. We have included a space for adopting the Shareholder Proposal on our proxy card in the interest of simplifying the proxy process for the shareholders. We recommend that you vote FOR the adoption of the following resolution in addition to voting to elect the Nominees:

     "RESOLVED, that the shareholders of NSS Bancorp, Inc. (the "Company") hereby request that the Board of Directors immediately take the necessary steps to achieve a sale, merger or other acquisition of the Company on terms most favorable to shareholders."


         We believe the Company's operating performance since its conversion to public ownership has been unacceptable and that any positive stock performance has been due primarily to takeover speculation. See "REASONS FOR SOLICITATION -- Reasons". Moreover, we believe that the Company has not appropriately evaluated and pursued the possibility of a sale as a means of promoting shareholder value. See "REASONS FOR SOLICITATION -- Background of Solicitation".

         In that light, we believe that at this time there are likely to be a number of larger institutions that could have a serious interest in purchasing the Company. Owing to many recent factors, such as a strong economy, highly-valued stocks and the lifting of restrictions on interstate banking, mergers and acquisitions in the banking industry have been at a high pace. For example, in the fourth quarter of 1997 there were seven bank and thrift mergers and acquisitions transactions in New England, with an aggregate value of approximately $1.54 billion. In Connecticut alone, there were eleven bank and thrift merger transactions in 1997 with an aggregate value of close to $1 billion. Nationwide, bank and thrift transactions in the fourth quarter of 1997 had an aggregate value of approximately $39.5 billion, compared to an aggregate value of approximately $9.1 billion in the fourth quarter of 1996. These recent transactions throughout the nation, and specifically in Connecticut, suggest to us that through a sale, the Company's shareholders would likely receive a substantial premium over the current market price. For example, in Connecticut, Webster Financial Corporation agreed to acquire Eagle Financial Corporation in October 1997 at a price representing 2.5 times its book value and People's Bank of Bridgeport, Connecticut agreed to acquire Norwich Financial Corporation in September 1997 at a price representing 1.9 times its book value. Most recently, on March 31, 1998, HUBCO Inc. agreed to acquire Dime Financial Corporation ("Dime"), a holding company for The Dime Savings Bank of Wallingford in Connecticut, for approximately $201 million in stock, representing 2.49 times Dime's book value.

         These transactions are generally representative of acquisition premiums New England thrifts currently command. In the fourth quarter of 1997, the ratio of average price per share paid to acquire thrifts in New England to book value per share was at a recent high of 2.55 (compared to ratios of 1.96 and 1.64 for the third and second quarters of 1997, respectively). We believe that the current and favorable mergers and acquisitions climate in the banking industry will not last forever. Now is the time to act! Although price and other terms actually arrived at in a transaction will depend on factors unique to the parties involved, if the Company were sold today at a price to book value ratio equal to 2.55, then the implied price per share for the Company would be $56.76 based on the Company's book value per share of $22.26 (i.e., 2.55 x $22.26 = $56.76). The Company's book value per share is determined from the Company's 1998 first quarter Quarterly Report on Form 10-Q ("1998 First Quarter 10-Q") This offer price would translate into a 35% premium based on the Company's share price of $42.00 as of June 1, 1998.


         BASSWOOD URGES YOU TO SUPPORT THE ADOPTION OF THE SHAREHOLDER PROPOSAL BY SIGNING, DATING AND RETURNING THE WHITE PROXY CARD. YOU SHOULD NOT RETURN THE [COLOR] PROXY CARD PROVIDED BY MANAGEMENT IF YOU WISH TO ADOPT THE SHAREHOLDER PROPOSAL AND ELECT THE NOMINEES. IF YOU HAVE ALREADY SENT A [COLOR] PROXY TO THE BOARD OF NSS, YOU HAVE THE RIGHT TO REVOKE THAT PROXY AND VOTE FOR THE ADOPTION OF THE SHAREHOLDER PROPOSAL AND THE ELECTION OF THE NOMINEES BY SIGNING, DATING AND MAILING A LATER DATED WHITE PROXY CARD.

         We urge shareholders not to rely solely on the Shareholder Proposal, for the Board may elect to ignore it, holding it to be a mere precatory resolution. Therefore, to provide increased assurance that the Board will carry into effect the will of the shareholders as expressed by the Shareholder Proposal, you need to vote for the election of the Nominees as well. Please note that neither Messrs. Schoellkopf or Zoffinger is committed to effect a sale of the Company. They are committed to exploring all strategic alternatives to enhance shareholder value, including a sale. Messrs. Schoellkopf and Zoffinger are not affiliated with Basswood or any of our affiliates, nor is either committed to any agenda set by us. However, Messrs. Schoellkopf and Zoffinger have confirmed to us that, if the Shareholder Proposal is adopted, it is their intention as directors to effect the will of the shareholders and put the Shareholder Proposal into operation.


                               INDEPENDENT AUDITOR

         According to the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1997 (the "1997 Form 10-K"), Friedberg, Smith & Co., P.C. audited the consolidated statements of financial condition of NSS and its subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. Based on publicly available information, there is no basis for us to believe otherwise than that NSS management has appointed Friedberg, Smith & Co., P.C. as the independent auditor for NSS for the ensuing year.


                         INFORMATION CONCERNING BASSWOOD
                               AND RELATED PERSONS

         Basswood is a private investment partnership organized under Delaware law. Its principal business is investing in securities. Basswood has its principal place of business at 52 Forest Avenue, Paramus, New Jersey 07652. The sole general partner of Basswood is Basswood Partners, a Delaware limited partnership, the sole general partner of which is Basswood Management, of which Matthew Lindenbaum and Bennett Lindenbaum are the sole stockholders, directors and officers. Basswood Management is the investment manager of Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International") the principal business of which is investing in securities for its own account. Basswood Partners is the sole general partner of Whitewood Financial Partners, L.P., a Delaware limited partnership ("Whitewood"), and Basswood Supplemental Fund, L.P. ("Basswood Supplemental"), and a general partner of Jet I, L.P. ("Jet"), the principal business of each of which is investing in securities for its own account. Matthew Lindenbaum and Bennett Lindenbaum are the sole trustees of 1994 Garden State Trust, a New Jersey trust ("Garden State" and, collectively with Basswood, Basswood International, Whitewood, Jet and Basswood Supplemental, the "Basswood Companies"), which is a family investment trust.

         As of the date hereof, the Basswood Companies beneficially own 234,971 Shares, or approximately 9.81% of the outstanding Shares. In addition, Matthew Lindenbaum owns 100 Shares in his own name. The Basswood Companies and Matthew Lindenbaum intend to cause proxies to be executed on their behalf in favor of election of the Nominees and the adoption of the Shareholder Proposal. They have expressed no position on the ratification of the appointment of the independent auditor.

         Certain information concerning related parties of Basswood, the Nominees and other participants who may solicit proxies from shareholders of NSS is set forth in Appendix A hereto. Information concerning purchases and sales of Shares in the past two years by the Basswood Companies, the Nominees and certain related parties is set forth in Appendix B hereto. None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years. None of such persons or any associates of such persons has any arrangement or understanding with any person with respect to any future employment by NSS or with respect to any future transactions to which NSS or any of its affiliates will or may be a party.


                           VOTING AND PROXY PROCEDURES


         The Board has established [DATE], 1998 as the Record Date for the Annual Meeting. We understand from the NSS 1998 First Quarter 10-Q that the total number of Shares outstanding as of March 31, 1998 was 2,373,429 (the latest publicly available data). Only shareholders of record on the Record Date will be entitled to vote at the Annual Meeting. If you sold Shares before the Record Date, you may not vote such Shares. If you were a shareholder of record on the Record Date, you will retain your voting rights in connection with the Annual Meeting even if you sell or sold such Shares after the Record Date. Based on publicly available information, we believe that the only outstanding class of voting securities of NSS is the Shares. Each Share outstanding on the Record Date is entitled to one vote. Shareholders are not currently entitled to cumulative voting for directors.


         According to the NSS by-laws, the presence in person or by proxy of the holders of a majority of the issued and outstanding stock of NSS entitled to vote at the Annual Meeting is necessary to constitute a quorum. Whether or not a quorum is present in person or by proxy, the holders of a majority of the voting power of the shares present, in person or by proxy, have the power to adjourn the Annual Meeting to a future date as may be agreed. Notice of such adjournment must be given to shareholders not present or represented by proxy at the Annual Meeting. Additionally, whether or not a quorum is present in person or by proxy, the holders of a majority of the voting power of the shares present, in person or by proxy, have the power to recess the Annual Meeting to a future time to resume no later than 48 hours after the time of recess for the sole purpose of collecting and soliciting proxies. Notice of such recess need not be given to shareholders not present or represented by proxy at the Annual Meeting. Section 33-712(a) of the Connecticut Business Corporation Act provides that the directors to be elected at the Annual Meeting are to be elected by a plurality of the votes cast by the shares entitled to vote at the Annual Meeting. Section 33-709(c) of the Connecticut Business Corporation Act provides that any other action to be decided upon at the Annual Meeting, such as the adoption of the Shareholder Proposal and the ratification of the appointment of the independent auditor, is approved if the votes cast in favor of the action exceed the votes cast in opposition of the action. Therefore, as long as the election of directors, the adoption of the Shareholder Proposal and the ratification of the appointment of the independent auditor are voted upon as such, valid and binding action can be taken with respect to such matters. In that case, the three nominees for director receiving the highest number of votes will be elected to the Board. Furthermore, in order to adopt the Shareholder Proposal, more votes would have to be voted in favor of the Shareholder Proposal than against it. Accordingly, abstentions and broker non-votes will not have the effect of voting for or against the election of the Nominees, any of the incumbent nominees, the independent auditor or the adoption of the Shareholder Proposal.

         Shares of NSS represented by WHITE proxy cards which are properly signed and dated but on which no boxes are checked will, unless such proxies have been previously revoked, be voted FOR the election of the Nominees and the adoption of the Shareholder Proposal and will ABSTAIN with respect to election of the independent auditors. Basswood is currently unaware of any other matters which may come before the Annual Meeting. If any other matters do properly come before the Annual Meeting or adjournments or postponements thereof, the persons named as proxies on the enclosed WHITE proxy card (the "Named Proxies") will have the discretionary authority to vote all proxies with respect to such matters. The Named Proxies are the agents of the shareholders from whom WHITE proxy cards are received and are not the agents of, or affiliated with, Basswood.

         ONLY HOLDERS OF RECORD ON THE RECORD DATE ARE ELIGIBLE TO VOTE AT THE ANNUAL MEETING. PERSONS OWNING SHARES BENEFICIALLY (BUT NOT OF RECORD), SUCH AS PERSONS WHOSE OWNERSHIP OF SHARES IS THROUGH A BROKER, BANK OR OTHER FINANCIAL INSTITUTION, SHOULD CONTACT SUCH BROKER, BANK OR FINANCIAL INSTITUTION AND INSTRUCT SUCH PERSON TO EXECUTE THE WHITE PROXY CARD ON THEIR BEHALF OR TO HAVE SUCH BROKER, BANK OR FINANCIAL INSTITUTION'S NOMINEE (FOR EXAMPLE, A CENTRAL SECURITY DEPOSITORY SUCH AS CEDE & CO.) EXECUTE SUCH A PROXY CARD.

         In order for the proxy solicited hereby to be voted at the Annual Meeting, the enclosed WHITE proxy card must be signed, dated and returned to us c/o Beacon Hill Partners, the proxy solicitation firm retained by us, in the enclosed envelope (for which no postage is required if mailed in the United States) in time to be voted at the Annual Meeting. Any holder of Shares may revoke his or her proxy at any time prior to the voting of such proxy at the Annual Meeting by delivering a written revocation of his or her proxy to the Secretary of NSS or giving a duly executed proxy bearing a later date to Basswood or by voting in person at the Annual Meeting. Attendance by a shareholder at the Annual Meeting will not in itself revoke his or her proxy. ONLY YOUR LATEST DATED, PROPERLY SIGNED PROXY WILL COUNT AT THE ANNUAL MEETING. PLEASE MAKE CERTAIN THAT IT IS A WHITE CARD!


                               OWNERSHIP OF SHARES


         According to the Company's by-laws, each Share is entitled to one vote, and the Shares are the only class of securities of NSS currently entitled to vote at the Annual Meeting. According to the NSS 1997 Form 10-K, there were approximately 688 holders of record of Shares as of March 27, 1998 and, according to the NSS 1998 First Quarter 10-Q, there were 2,373,429 Shares outstanding as of March 31, 1998.


         Appendix C hereto sets forth information, to the extent known by us, relating to ownership of Shares by certain beneficial owners of Shares and by management of NSS.

                             SOLICITATION OF PROXIES

         Proxies will be solicited by mail, telephone, telegraph, telex, telecopier and advertisement and in person. Solicitation may be made by Basswood, the Nominees and certain officers, personnel and other regular employees of Basswood and its affiliates. No such employees will receive additional compensation for such solicitation. See Appendix A hereto for a listing of such persons.

         BROKERS, CUSTODIANS, NOMINEES AND FIDUCIARIES WILL BE REQUESTED TO FORWARD THE SOLICITATION MATERIALS TO BENEFICIAL OWNERS OF THE SHARES. WE WILL REIMBURSE BROKERS, CUSTODIANS, NOMINEES AND FIDUCIARIES FOR THEIR REASONABLE EXPENSES FOR SENDING THE SOLICITATION MATERIALS TO THE BENEFICIAL OWNERS OF SHARES.

         In addition, we have retained Beacon Hill Partners to assist and to provide advisory services in connection with this proxy solicitation for which Beacon Hill Partners will be paid a fee of not more than $20,000 and will be reimbursed for reasonable out-of-pocket expenses. We have also agreed to indemnify Beacon Hill Partners against certain liabilities and expenses in connection with this proxy solicitation.

         The expenses related to this proxy solicitation will be borne by the Basswood Companies. Basswood believes that its efforts and this solicitation will enhance the value of all shareholder's investments in the Company. It intends to seek reimbursement of the expenses related to this proxy solicitation from NSS only to the extent permitted by law. Basswood does not intend to seek shareholder approval of such reimbursement unless such approval is required by law. Basswood estimates that the total amount of expenses to be incurred by the Basswood Companies in this proxy solicitation will be approximately $150,000. No expenses have been incurred as of the date of this Proxy Statement.


--------------------------------------------------------------------------------


         If you have any questions concerning this Proxy Solicitation or the procedures to be followed to execute and deliver a proxy, please contact Beacon Hill Partners at:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                         Call Toll-Free: 1-800-755-5001
                          Call Collect: (212) 843-8500

--------------------------------------------------------------------------------



         YOUR PROXY AND PROMPT ACTION ARE IMPORTANT. YOU ARE URGED TO GRANT YOUR PROXY BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TODAY.

                            INFORMATION REGARDING NSS

         The information concerning NSS contained in this Proxy Statement (including Appendix C hereto) has been taken from or is based upon documents and records on file with the Commission and other publicly available information. Basswood has no actual knowledge that would indicate that statements relating to NSS contained in this Proxy Statement in reliance upon publicly available information are inaccurate or incomplete in any material respect. Basswood, however, has not had access to the books and records of NSS, was not involved in the preparation of such information and statements, and is not in a position to verify, or make any representation with respect to the accuracy of, any such information or statements. The proxy statement of NSS management, when distributed to you, will contain additional information concerning the Shares, beneficial ownership of the Shares by and other information concerning directors and officers, compensation paid to executive officers, and the principal holders of Shares.

                  SHAREHOLDER PROPOSALS FOR 1999 ANNUAL MEETING

         In order for any shareholder proposal to be included in the NSS proxy statement and proxy as an item of business for the 1999 annual meeting of shareholders, it must be received at the principal executive offices of NSS no later than [DATE].

                         ------------------------------

         As fellow shareholders with common interests, we thank you very much for your consideration of our proposals.

                                            BASSWOOD FINANCIAL PARTNERS, L.P.

[DATE], 1998

                                                                      APPENDIX A



          INFORMATION CONCERNING THE NOMINEES, BASSWOOD RELATED PARTIES
                             AND OTHER PARTICIPANTS

         The following table sets forth the name, business address, present principal occupation and the number of Shares beneficially owned, as of the date of this Proxy Statement, by each of (i) the Nominees, (ii) Basswood, (iii) certain associates and related parties of Basswood, and (iv) other participants in the solicitation (as defined in the rules and regulations under the Exchange
Act).


                                                                               NO. OF
                                                                               SHARES           PERCENT
                                                                            BENEFICIALLY           OF
   NAME AND BUSINESS ADDRESS            PRESENT PRINCIPAL OCCUPATION           OWNED            CLASS(1)
-------------------------------       --------------------------------      ------------       ---------


Wolfgang Schoellkopf                  Principal, Ramius Capital Group,            220               *
757 Third Avenue, 17th Floor          L.L.C., an investment manager
New York, New York 10017

George R. Zoffinger                   President and Chief Executive               420               *
120 Albany Street, 8th Floor          Officer, Constellation Capital
New Brunswick, New Jersey 08901       Corp., an investment manager


Matthew Lindenbaum                    President,                              235,071(2)           9.90
52 Forest Avenue                      Basswood Management, Inc.,
Paramus, New Jersey 07652             an investment manager



Bennett Lindenbaum                    Vice President,                         234,971(3)           9.90
52 Forest Avenue                      Basswood Management, Inc.,
Paramus, New Jersey 07652             an investment manager



Basswood Partners, L.P.               Money management                        234,971(3)           9.90
52 Forest Avenue
Paramus, New Jersey 07652



Basswood Management, Inc.             Money management                        234,971(3)           9.90
52 Forest Avenue
Paramus, New Jersey 07652



Basswood Financial Partners, L.P.     Investment fund                         105,191              4.43
52 Forest Avenue
Paramus, New Jersey 07652



Basswood International Fund, Inc.     Investment fund                          36,809              1.55
c/o Hemisphere Fund Managers Ltd.
P.O. Box 30362, SMB 2nd Floor
Genesis Building
George Town Grand Cayman,
Cayman Islands


1994 Garden State Trust               Family investment trust                   7,905                *
52 Forest Avenue
Paramus, New Jersey 07652

Whitewood Financial Partners, L.P.    Investment fund                           1,956                *
52 Forest Avenue
Paramus, New Jersey 07652


                                                                               NO. OF
                                                                               SHARES           PERCENT
                                                                            BENEFICIALLY           OF
   NAME AND BUSINESS ADDRESS            PRESENT PRINCIPAL OCCUPATION           OWNED            CLASS(1)
-------------------------------       --------------------------------      ------------       ---------



Basswood Supplemental Fund, L.P.      Investment fund                          75,315              3.17
52 Forest Avenue
Paramus, New Jersey 07652


Jet I, L.P.                           Investment fund                           7,795                *
52 Forest Avenue
Paramus, New Jersey 07652

Debbie Coticchio                      Financial reporting                           0                0

Marc Samit                            Financial reporting                           0                0

Brian Jackelow                        Financial reporting                           0                0

Raymond French                        Analyst                                       0                0

David Verlander                       Analyst                                       0                0

Claudine Blazina                      Clerical                                      0                0

Stella Kourkoulakos                   Clerical                                      0                0

--------------------

*    Less than one percent of the outstanding Shares.


(1)  Based upon 2,373,429 Shares outstanding at March 31, 1998.

(2)  Of such  Shares,  100  Shares are held by Matthew  Lindenbaum  and  234,971
     Shares  are  held  by  Basswood,   Garden  State,  Basswood  International,
     Whitewood, Basswood Supplemental and Jet.

(3) Of such Shares, 234,971 Shares are held by Basswood, Garden State, Basswood International, Whitewood, Basswood Supplemental and Jet.

                                                                      APPENDIX B



                          PURCHASES AND SALES OF SHARES

         On April 20, Basswood transferred 220 Shares to Wolfgang Schoellkopf to compensate him for his time and effort required as a nominee for election as directors of the Company. Otherwise, Mr. Schoellkopf has not owned, directly or indirectly, Shares during the past two years ending on May 8, 1998.

         On February 5, 1996, George R. Zoffinger purchased 500 Shares using his personal funds. On July 31, 1997, Mr. Zoffinger sold 300 Shares. On April 20, Basswood transferred 220 Shares to Mr. Zoffinger to compensate him for his time and effort required as a nominee for election as directors of the Company.

         On November 4, 1997, Matthew Lindenbaum purchased 100 Shares using personal funds.

         The following table sets forth information with respect to all purchases and sales (including cross-trades between the Basswood Companies) of Shares by each of Basswood, Garden State, Basswood International, Whitewood, Basswood Supplemental and Jet during the past two years ending on May 8, 1998. Except as indicated in the accompanying notes, no part of such Shares is represented by borrowed funds.



                                                                     NUMBER OF SHARES
                                ---------------------------------------------------------------------------------------
  TYPE OF                                      GARDEN          BASSWOOD                         BASSWOOD
TRANSACTION        DATE         BASSWOOD(1)     STATE(2)    INTERNATIONAL(3)   WHITEWOOD(4)   SUPPLEMENTAL(5)    JET(6)
-----------    ------------     -----------    ---------    ----------------   ------------   ---------------  --------

Sale           July 1, 1996        1,906            --           2,314              --              --            --

Sale           July 1, 1996          750            --              --              --              --            --

Sale           July 1, 1996        1,620            --              --              --              --            --

Sale           July 1, 1996        9,200            --              --              --              --            --

Sale           July 1, 1996        4,600            --              --              --              --            --

Sale           July 1, 1996        4,182            --              --              --              --            --

Purchase       July 1, 1996           --        13,079              --              --              --            --

Purchase       July 1, 1996           --           706              --              --              --            --

Purchase       July 1, 1996           --         2,335              --              --              --            --

Purchase       July 1, 1996           --            80              --              --              --            --

Purchase       July 1, 1996           --             1              --              --              --            --

Purchase       July 1, 1996           --           484              --              --              --            --

Purchase       July 1, 1996           --            50              --              --              --            --

Purchase       July 1, 1996           --             8              --              --              --            --

Purchase       July 1, 1996           --           139              --              --              --            --

Purchase       July 1, 1996           --           795              --              --              --            --



                                                                     NUMBER OF SHARES
                                --------------------------------------------------------------------------------------
  TYPE OF                                      GARDEN          BASSWOOD                         BASSWOOD
TRANSACTION        DATE         BASSWOOD(1)     STATE(2)    INTERNATIONAL(3)   WHITEWOOD(4)   SUPPLEMENTAL(5)    JET(6)
-----------    ------------     -----------    ---------    ----------------   ------------   ---------------  -------

Purchase       July 1, 1996           --           222              --              --              --           --

Purchase       July 1, 1996           --           275              --              --              --           --

Purchase       July 1, 1996           --           990              --              --              --           --

Purchase       July 1, 1996           --           650              --              --              --           --

Purchase       July 1, 1996           --           202              --              --              --           --

Purchase       July 1, 1996           --           400              --              --              --           --

Purchase       July 1, 1996           --            54              --              --              --           --

Purchase       July 1, 1996           --           240              --              --              --           --

Purchase       July 1, 1996           --           210              --              --              --           --

Purchase       July 1, 1996           --           353              --              --              --           --

Purchase       July 1, 1996           --            33              --              --              --           --

Purchase       July 1, 1996           --           220              --              --              --           --

Purchase       July 1, 1996           --           620              --              --              --           --

Purchase       July 1, 1996           --           335              --              --              --           --

Purchase       July 1, 1996           --            56              --              --              --           --

Purchase       July 1, 1996           --           153              --              --              --           --

Purchase       July 1, 1996           --           417              --              --              --           --

Purchase       July 1, 1996           --           295              --              --              --           --

Purchase       July 1, 1996           --           210              --              --              --           --

Purchase       July 1, 1996           --           960              --              --              --           --

Sale           October 2, 1996       737            --              --              --              --           --

Sale           October 2, 1996       595            --              --              --              --           --

Purchase       October 2, 1996        --            --           1,332              --              --           --

Sale           October 24, 1996       --         6,630              --              --              --           --

Purchase       October 24, 1996    5,255            --           1,375              --              --           --

Sale           December 6, 1996    1,906            --           1,211              --              --           --

Sale           December 6, 1996    3,349            --             139              --              --           --

Purchase       December 6, 1996       --         6,630              --              --              --           --

Sale           December 6, 1996       --            --              25              --              --           --

Sale           December 9, 1996       --         1,435             600              --              --           --

                                                                     NUMBER OF SHARES
                                --------------------------------------------------------------------------------------
  TYPE OF                                      GARDEN          BASSWOOD                         BASSWOOD
TRANSACTION        DATE         BASSWOOD(1)     STATE(2)    INTERNATIONAL(3)   WHITEWOOD(4)   SUPPLEMENTAL(5)    JET(6)
-----------    ------------     -----------    ---------    ----------------   ------------   ---------------  -------

Purchase       December 9, 1996    2,035            --              --              --              --            --

Sale           January 3, 1997     1,199           845              --              --              --            --

Purchase       January 3, 1997        --            --             854           1,190              --            --

Purchase       January 23, 1997       --            --              --             105              --            --

Purchase       February 27, 1997   1,780           220             475              25              --            --

Purchase       March 4, 1997          --            --              --              25              --            --

Sale           March 10, 1997         --           242               3              --              --            --

Purchase       March 10, 1997         56            --              --             189              --            --

Sale           March 11, 1997         44            --              10              --              --            --

Purchase       March 11, 1997         --            --              --              54              --            --

Purchase       March 14, 1997         --            --              --              16              --            --

Sale           March 14, 1997         16            --              --              --              --            --

Sale           March 18, 1997         24             8               9              --              --            --

Purchase       March 18, 1997         --            --              --              41              --            --

Sale           April 3, 1997          --           670             224              --              --            --

Sale           April 3, 1997          --            --             355              --              --            --

Sale           April 3, 1997          --            --             220              --              --            --

Purchase       April 3, 1997       1,433            --              --              36              --            --

Sale           April 10, 1997        105             7               7              --              --            --

Purchase       April 10, 1997         --            --              --             119              --            --

Sale           May 2, 1997            --           105             255              --              --            --

Purchase       May 2, 1997           230            --              --             130              --            --

Sale           May 15, 1997          125            --              25              --              --            --

Purchase       May 15, 1997           --            --              --             150              --            --

Sale           May 27, 1997           71            17              13              --              --            --

Sale           May 27, 1997           --            --              26              --              --            --

Purchase       May 27, 1997           --            --              --             127              --            --

Sale           June 20, 1997          33           230              --              --              --            --

Sale           June 20, 1997         424            --              --              --              --            --

Purchase       June 20, 1997          --            --             505             182              --            --

                                                                     NUMBER OF SHARES
                                --------------------------------------------------------------------------------------
  TYPE OF                                      GARDEN          BASSWOOD                         BASSWOOD
TRANSACTION        DATE         BASSWOOD(1)     STATE(2)    INTERNATIONAL(3)   WHITEWOOD(4)   SUPPLEMENTAL(5)    JET(6)
-----------    ------------     -----------    ---------    ----------------   ------------   ---------------  -------

Sale           July 15, 1997          --        2,068              254              38              --           --

Purchase       July 15, 1997       2,360           --               --              --              --           --

Sale           September 2, 1997      --           --               --             130              --           --

Purchase       September 2, 1997     130           --               --              --              --           --

Sale           September 25,          --           --              505              --              --           --
               1997

Sale           September 25,          --           --              475              --              --           --
               1997

Sale           September 25,          --           --              854              --              --           --
               1997

Sale           September 25,          --           --              801              --              --           --
               1997

Sale           October 2, 1997        --          220              574              52              --           --

Sale           October 2, 1997        --          875            1,332              43              --           --

Sale           October 2, 1997        --           --              649              --              --           --

Purchase       October 2, 1997     3,745           --               --              --              --           --

Purchase       November 3, 1997       --           --               --              --              --        1,595

Sale           November 5, 1997      130           --               --              --              --           --

Sale           November 5, 1997    3,745           --               --              --              --           --

Sale           November 5, 1997    2,325           --               --              --              --           --

Purchase       November 5, 1997       --           --               --              --              --        6,200

Sale           November 12, 1997      --        3,205               --              40              --           --

Purchase       November 12, 1997   1,835           --            1,410              --              --           --

Sale           January 6, 1998        --        1,465            1,410              44              --           --

Sale           January 6, 1998        --           --               --             106              --           --

Sale           January 6, 1998        --           --            3,361              --              --           --

Sale           January 6, 1998        --           --            1,329              --              --           --

Purchase       January 6, 1998     7,715           --               --              --              --           --

Purchase       April 2, 1998          --           --            3,125              50              --           --

Sale           April 2, 1998       2,655          520               --              --              --           --

Purchase       April 6, 1998       2,805           --            1,045              40              --           --

Sale           April 6, 1998          --        3,890               --              --              --           --

                                                                     NUMBER OF SHARES
                                --------------------------------------------------------------------------------------
  TYPE OF                                      GARDEN          BASSWOOD                         BASSWOOD
TRANSACTION        DATE         BASSWOOD(1)     STATE(2)    INTERNATIONAL(3)   WHITEWOOD(4)   SUPPLEMENTAL(5)    JET(6)
-----------    ------------     -----------    ---------    ----------------   ------------   ---------------  -------
Transfer to    April 20, 1998        440            --              --              --              --           --
Nominees

Sale           May 1, 1998         2,175         1,085           2,670              70              --           --

-------------------------------


(1) The Shares purchased by Basswood were purchased with partnership funds and the proceeds of margin borrowings. All Shares are held in Basswood's margin account at Goldman, Sachs & Co. Such margin account had a debit balance as of June 2, 1998 of approximately $218,951,377.

(2) The Shares purchased by Garden State were purchased with partnership funds and the proceeds of margin borrowings. All Shares are held in Garden State's margin account at Goldman, Sachs & Co. Such margin account had a debit balance as of June 2, 1998 of approximately $48,888,874.

(3)  The  Shares  purchased  by  Basswood   International  were  purchased  with
     partnership funds and the proceeds of margin borrowings. All Shares are held in Basswood International's margin account at Goldman, Sachs & Co. Such margin account had a credit balance as of June 2, 1998 of approximately $1,248,325.

(4) The Shares purchased by Whitewood were purchased with partnership funds and the proceeds of margin borrowings. All Shares are held in Whitewood's margin account at Goldman, Sachs & Co. Such margin account had a debit balance as of June 2, 1998 of approximately $1,830,257.

(5) The Shares purchased by Basswood Supplemental were purchased with trust funds and the proceeds of margin borrowings. All Shares are held in Basswood Supplemental's margin account at Goldman, Sachs & Co. Such margin account had a debit balance as of June 2, 1998 of approximately $447,254.

(6) The Shares purchased by Jet were purchased with partnership funds and the proceeds of margin borrowings. All Shares are held in Jet's margin account at Goldman, Sachs & Co. Such margin account had a debit balance as of June 2, 1998 of approximately $1,986,054.

                                                                      APPENDIX C



         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the beneficial owners of more than 5% of the outstanding Shares based on publicly available information. Information relating to Basswood and its related parties is provided as of the date of this Proxy Statement. The information relating to Westport Asset Management Inc. and Cramer Rosenthal McGlynn, LLC and Cramer Rosenthal McGlynn, Inc. are based solely on their most recently filed Schedule 13G (filed on March 31, 1998) and
Schedule 13D (filed on March 31, 1998), respectively, and is not necessarily indicative of their current holdings. In addition, the table sets forth information concerning beneficial ownership of the Shares by all current directors of the Company, by all executive officers of the Company and by all directors and executive officers of the Company as a group. All such information has been obtained solely from the NSS 1997 Form 10-K and is not necessarily indicative of the current holdings of such persons listed below.



                                         AMOUNT AND NATURE OF
NAME AND ADDRESS                      BENEFICIAL OWNERSHIP OF THE
OF                                         COMPANY'S COMMON                 PERCENT
BENEFICIAL OWNER                               STOCK(1)                   OF CLASS(2)
-------------------                   ---------------------------         -----------



Basswood Partners, L.P.                    234,971 Shares                       9.90%
c/o Bennett Lindenbaum
52 Forest Avenue
Paramus, NJ  07652



Matthew Lindenbaum                         235,071 Shares                       9.90%
52 Forest Avenue
Paramus, NJ  07652



Westport Asset Management Inc.             243,600 Shares                      10.26%
253 Riverside Avenue
Westport, Connecticut  06880



Cramer Rosenthal McGlynn, LLC              196,000 Shares                       8.26 %
Cramer Rosenthal McGlynn, Inc.
707 Westchester Avenue
White Plains, New York  10604


Directors
---------


Charles F. Howell                           59,723(3)                           2.52%

Herbert L. Jay                              23,494(4)                             *

Alan R. Staack                              21,853(5)                             *

Donald St. John                             24,920(6)                           1.05%

Robert T. Judson                            86,499(7)                           3.64%

Edward J. Kelley, D.D.S.                    15,494(8)                             *



                                         AMOUNT AND NATURE OF
NAME AND ADDRESS                      BENEFICIAL OWNERSHIP OF THE
OF                                         COMPANY'S COMMON                 PERCENT
BENEFICIAL OWNER                               STOCK(1)                   OF CLASS(2)
-------------------                   ---------------------------         -----------


Brian A. Fitzergerald                        6,853(9)                             *


John L. Segall                              24,494                              1.03%


Named Officers
--------------


Marcus I. Braverman                         25,365(10)                          1.07%

Jeremiah T. Dorney                          26,276(11)                          1.11%

Directors and Executive Officers of        314,971(12)                         13.27%
NSS as a group (10 individuals)


---------------------------

*    Represents holdings of less than 1.0%.

(1) Beneficial ownership is direct except as otherwise indicated by footnote. All persons shown in the table have sole voting and investment power except as otherwise indicated.


(2) Based upon 2,373,429 Shares outstanding at March 31, 1998. No individual director or nominee, other than as noted in the table, beneficially owns more than 1% of the total number of outstanding Shares.


(3) Includes 36,201 option Shares, 3,558 Shares allocated to Mr. Howell's ESOP account, and 2,000 Shares owned by his wife's IRA.

(4) Include 12,494 option Shares. Mr. Jay's Shares are owned jointly by him and his wife.

(5) Includes 6,000 Shares owned jointly by Mr. Staack and his wife and 7,000 Shares owned by Mr. Staack's IRA.

(6)  Includes 14,920 option Shares.

(7) Includes 51,267 option Shares, 30,000 Shares owned by Mr. Judson's IRA, 100 Shares owned jointly by him and his wife, and 3,792 Shares allocated to his ESOP account.

(8)  Dr. Kelly's Shares are owned jointly by him and his wife.

(9) Mr. Fitzgerald's Shares are owned jointly by him and his wife. Includes 5,853 option Shares.

(10) Includes 19,600 option Shares and 2,150 Shares allocated to his ESOP account.

(11) Includes 22,634 option Shares and 2,926 Shares allocated to Mr. Dorney's ESOP account.

(12) Includes 175,463 option Shares and 12,427 Shares allocated to ESOP accounts.

                                                                     APPENDIX D

                    PRELIMINARY COPY - SUBJECT TO COMPLETION
                            FORM OF PROXY CARD-WHITE

              PROXY SOLICITED BY BASSWOOD FINANCIAL PARTNERS, L.P.
        IN OPPOSITION TO THE PROXY SOLICITED BY THE BOARD OF DIRECTORS OF
                                NSS BANCORP, INC.

         Unless otherwise specified below, the undersigned, a holder of record of shares of Common Stock, par value $.01 per share (the "Shares"), of NSS Bancorp, Inc. ("NSS") on [Date], 1998 (the "Record Date"), hereby appoints [NAME] OR [NAME], OR EITHER OF THEM, THE PROXY OR PROXIES OF THE UNDERSIGNED (THE "PROXIES"), EACH WITH FULL POWER OF SUBSTITUTION, TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS OF NSS TO BE HELD ON [DATE], 1998 AT WHICH HOLDERS OF SHARES WILL BE VOTING ON THE ELECTION OF THREE DIRECTORS TO THE BOARD OF DIRECTORS OF NSS, AND AT ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF, AND TO VOTE AS SPECIFIED IN THIS PROXY ALL THE SHARES WHICH THE UNDERSIGNED WOULD OTHERWISE BE ENTITLED TO VOTE IF PERSONALLY PRESENT. THE UNDERSIGNED HEREBY REVOKES ANY PREVIOUS PROXIES WITH RESPECT TO THE MATTERS COVERED IN THIS PROXY.

         BASSWOOD FINANCIAL PARTNERS, L.P. ("BASSWOOD") RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES


            AND A VOTE FOR THE ADOPTION OF THE SHAREHOLDER PROPOSAL


         (IF SIGNED AND DATED BUT NOT MARKED, THIS PROXY CARD WILL BE VOTED BY THE PROXIES IN THE FOLLOWING MANNER: (1) FOR THE ELECTION OF BENNETT LINDENBAUM, WOLFGANG SCHOELLKOPF AND GEORGE R. ZOFFINGER, (2) FOR THE ADOPTION OF THE SHAREHOLDER PROPOSAL AND (3) ABSTAIN ON THE RATIFICATION OF FRIEDBERG, SMITH & CO., P.C. AS AUDITORS.)


1. Election of three nominees for Director: BENNETT LINDENBAUM, WOLFGANG
                                            SCHOELLKOPF AND GEORGE R. ZOFFINGER

         [_]  FOR ALL NOMINEES     [_] WITHHOLD AUTHORITY FOR ALL NOMINEES

(INSTRUCTION: To withhold authority to vote for one of the foregoing nominees, check the box marked "FOR" directly above and print the name of the person with respect to whom you wish to withhold authority here:_____________________________)

2. Adoption of the following shareholder proposal:

   RESOLVED, that the shareholders of NSS Bancorp, Inc. (the "Company") hereby request that the Board of Directors immediately take the necessary steps to achieve a sale, merger or other acquisition of the Company on terms most favorable to shareholders.

           [_]  FOR           [_] AGAINST          [_] ABSTAIN

3. Ratification of the appointment of the firm of Friedberg, Smith & Co., P.C. as independent auditors for the ensuing year.

           [_]  FOR           [_] AGAINST          [_] ABSTAIN


4. In their discretion, the Proxies are authorized to vote upon any other matter that may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

   IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE, PLEASE CONTACT BEACON HILL PARTNERS, INC. TOLL FREE AT (800) 755-5001 OR COLLECT AT (212) 843-8500.

         Proxies can only be given by Shareholders of Record Date. Please sign your name below exactly as it appears on your stock certificate(s) on the Record Date or on the label affixed hereto. When Shares are held of record by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

         Please sign exactly as shown below:
                                            Dated: _____________________, 1998

                                            --------------------------------
                                                  Signature (Title, if any)

                                            --------------------------------
                                                  Signature if held jointly

 PLEASE SIGN, DATE AND RETURN PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PAID
 ENVELOPE
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


                                    IMPORTANT

         BY INCLUDING THREE NOMINEES ON OUR SLATE, WE HAVE ENABLED SHAREHOLDERS TO VOTE FOR A FULL SLATE OF DIRECTORS BY RETURNING ONLY THE WHITE PROXY CARD ENCLOSED WITH THIS PROXY STATEMENT. IF YOU SUPPORT THE ELECTION OF THE NOMINEES, YOU SHOULD NOT RETURN ANY [COLOR] PROXY CARD PROVIDED BY MANAGEMENT. INSTEAD, PLEASE SIGN, DATE AND RETURN THE WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

         If your shares of common stock are held in the name of a bank or brokerage firm, only that firm can vote a proxy card on your behalf. Please sign and return the enclosed WHITE proxy card in the postage-paid envelope provided OR contact the person responsible for your account and give instructions for a WHITE proxy card to be voted FOR the Nominees.

         If you have questions or need assistance in voting your shares, please contact the firm assisting us in the solicitation of proxies:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004

                            TOLL FREE: 1-800-755-5001
                             COLLECT: (212) 843-8500